Exhibit 99.c

July 16, 2010

Board of Directors

OICco Acquisition I, Inc.

4412 8th St. SW

Vero Beach, FL 32968

RE: Escrow of Shares and Proceeds.

To Whom it May Concern;

This letter is acknowledgement and agreement that I Joshua Sisk have agreed to deposit my securities and any proceeds from the sale of the securities under the current S-1 419 registration in escrow along with the securities and proceeds from other investors and under the same terms.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk